UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Forward Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

349862300
(CUSIP Number)

Frank LaGrange Johnson,
570 Lexington Avenue, 27th Floor,
New York, New York 10022
(212) 993-7057
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,564,179
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,564,179
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,564,179
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,564,179
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 330,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 330,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,802
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 163,802
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 494,266
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 494,266
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,058,445
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,058,445
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 349862300

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by LaGrange Capital Partners, L.P. (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd. (“Capital Partners Offshore Fund”) and LaGrange Special Situations Yield Master Fund, Ltd. (“Special Situations Master Fund”) were purchased with working capital in open market purchases, except as otherwise noted herein.  The aggregate purchase price of the 2,058,445 shares of Common Stock beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is approximately $7,273,826.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,965,023 shares of Common Stock outstanding as of May 4, 2010, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2010.

As of the close of business on June 2, 2010, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 1,564,179, 330,464 and 163,802 shares of Common Stock, respectively, constituting approximately 19.6%, 4.1% and 2.1%, respectively, of the shares of Common Stock outstanding.

LaGrange Capital Management, L.L.C. (“Capital Management”), as the general partner of Capital Partners, may be deemed to beneficially own the 1,564,179 shares of Common Stock beneficially owned by Capital Partners.  Capital Management disclaims beneficial ownership of the shares of Common Stock beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

LaGrange Capital Administration, L.L.C. (“Capital Administration”), as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 494,266 shares of Common Stock beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 6.2% of the shares of Common Stock outstanding.  Capital Administration disclaims beneficial ownership of the shares of Common Stock beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 2,058,445 shares of Common Stock beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 25.8% of the shares of Common Stock outstanding.  Mr. Johnson disclaims beneficial ownership of the shares of Common Stock beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of his pecuniary interest therein.

CUSIP NO. 349862300

(b)           Each of Capital Management and Frank LaGrange Johnson has sole voting and dispositive power over the shares of Common Stock beneficially owned by Capital Partners by virtue of each such entity and person’s relationship to the other as described in Item 5(a).  Each of Capital Administration and Frank LaGrange Johnson has sole voting and dispositive power over the shares of Common Stock beneficially owned by Capital Partners Offshore Fund and Special Situations Master Fund by virtue of each such entity and person’s relationship to the other as described in Item 5(a).

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)           Not applicable.

CUSIP NO. 349862300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 2, 2010	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

CUSIP NO. 349862300

SCHEDULE A

Transactions in the Shares of Common Stock Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

LAGRANGE CAPITAL PARTNERS, L.P.

127,685	5.0763	05/26/2010
65,507	5.0970	05/27/2010
126,160	5.0000	05/28/2010
24,968	4.9206	06/01/2010
10,844	5.1638	06/02/2010

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

26,881	5.0763	05/26/2010
13,791	5.0970	05/27/2010
26,560	5.0000	05/28/2010
7,250	4.9206	06/01/2010
2,221	5.1638	06/02/2010

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

13,441	5.0763	05/26/2010
6,896	5.0970	05/27/2010
13,280	5.0000	05/28/2010